PHILLIPS NIZER LLP
666 FIFTH AVENUE, 28th FLOOR
NEW YORK, NY 10103

June 22, 2009

Via EDGAR Correspondence and Federal Express

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SignPath Pharma Inc.
Registration Statement on Form S-1
Filed April 7, 2009
File No. 333-158474

Dear Mr. Riedler:

As counsel to SignPath Pharma Inc. (the “Company”), we are hereby responding to the May 5, 2009 comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1, File No. 333-158474, filed by the Company with the Commission on April 7, 2009.  The Company’s responses are set forth below following the same chronological numbers in the Staff’s comment letter.

We have included three hard copies of Amendment No. 1 to the registration statement (the “Amendment No. 1”), filed with the Commission electronically today, one clean and two that are marked to show changes from Amendment No. 1. Capitalized terms not otherwise defined in this letter are used here as defined in the registration statement.

Form S-1

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

This comment has been complied with.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

2.	Please revise your prospectus to describe the various factors considered in determining an offering price. See Item 505 of Regulation S-K.

This comment has been complied with, as set forth under a new section entitled “Determination of Offering Price” on page 22 which follows “Risk Factors,” as well as a new risk factor on page 20 entitled “The public offering price was arbitrarily determined and does not reflect our value.”

3.
It appears that there is a substantial disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years, or which they have the right to acquire. Please revise your prospectus to disclose the information required by Item 506(c) of Regulation S-K.

This comment has been complied with.  A new section entitled “Dilution and Other Comparative Per Share Data” has been added After “Determination of Offering Price” on Page 22 and a new risk factor was added on page 20 entitled “You will incur immediate dilution as a result of this offering.”

4.
Please note, it is permissible to register the resale of common shares that are currently outstanding and shares that will be issued on the conversion/exercise of convertible securities that are currently outstanding. ‘However, it is not permissible to register the resale of shares that will be issued as dividends. You may register the resale of these shares after they have been issued. Please revise your registration statement to remove the shares issuable as dividends on the preferred stock.

This comment has been complied with.  The shares issuable as dividends on the preferred stock have been removed from the Calculation of the Registration Fee on page ii and throughout the prospectus to reflect the reduced number of shares being offered for resale, including, but not limited to, the Selling Stockholder tables to delete the dividend shares.

5.
We note that you are registering the sale of up to 3,585,474 shares of common stock underlying shares of Series A preferred stock, warrants and dividends to be paid on the preferred stock. Given the size relative to the number of shares outstanding held by non affiliates, the nature of the offering and the total amount of shares being sold by the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise your cover page to eliminate the statement that the shares may be sold at prevailing market prices if listed on the OTCBB, prevailing negotiated prices or at any other price. Additionally, identify the selling shareholders as underwriters.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the preferred stock (or any related security, such as a warrant or option) upon conversion; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

This comment has been complied with.  We have eliminated from the cover page the statement that the shares may be sold at prevailing market prices, privately negotiated prices or at any other price.  We have also identified the selling stockholders as underwriters.  These changes have also been made under the heading “Plan of Distribution.”

Notwithstanding the Company’s agreement to make the above-stated disclosures it respectfully disagrees with the Staff’s analysis and believes this transaction is appropriately characterized as a transaction eligible to be made under Rule 415(a)(l)(i), for the following reasons:

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

The offering is being made by 27 selling stockholders each of whom is a retail client of Meyers Associates, L.P. (“Meyers”).  The largest percentage of the overall offering made by any of the Selling Shareholders is 20% by SP Mort Westhampton.  Three Shareholders, Robert Seguso, Michael Stone and Marcio Fainziliber, each own approximately 7.5% of the shares being offered and only one other shareholder, Shelton J. Spike Lee owns in excess of 5% (5.6%) of the shares offered hereby.  However, none of these shareholders are in any way affiliated with the Company and each owns less than 10% of the Stock of the Company.  None of the shares of the Company owned by any officer, director, or founder of the Company, nor any shares owned by Meyers or any affiliate of Meyers are being registered for resale.  This includes an aggregate of 10,057,500 Founders Shares which were issued on May 12, 2008.  No proceeds of the offering will be paid to the Company.  In the event that any selling shareholder wishes to exercise warrants and pay the exercise price to the Company or convert preferred stock, a current prospectus must be effective and, in all likelihood, a post-effective amendment would need to be filed to the Company’s Registration Statement prior to such exercise or conversion.

It has now been more than six months from the initial Closing of the Private Placement.  The Company is contractually obligated to register the shares covered by this registration statement.  All shares held by officers, directors, founders and their affiliates have been excluded from the registration statement.  There should not be any concern here that affiliates will sell shares and lend proceeds back to the Company.  This registration statement is specifically limited to retail customers of Meyers.  Thus, the Company will not receive any proceeds at all from the sale of shares by selling stockholders.

An aggregate of 1,307,500 shares are being offered for sale by eight (8) non-affiliated bridge lenders who acquired their shares from the Company between August 2007 and April 2008.  The shares were acquired in a bridge financing as part of units consisting of $1 in principal amount of 10% promissory note and one share of Common Stock.

An aggregate of 3,366,728 shares are being offered for sale by 27 non-affiliated preferred stockholders (one-half of such shares are issuable upon exercise of warrants) who acquired these securities between November 28, 2008 and April 3, 2009 from the Company in private placements exempt from registration under Sections 4(2) and 4(6) of the Securities Act and Regulation D promulgated thereunder.

None of the above described selling stockholders has any relationship with the Company other than as a shareholder.  No selling shareholder owns in excess of 7.9% of the issued or outstanding common stock of the Company on an as converted basis and is in a position to exert any control over the Company.  The Company does not know of any relationships among the selling stockholders.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

The dollar value of the 1,302,700 Bridge Shares is equal to the $1,111,375 received by the Company in bridge loans from these shareholders all of which were either repaid or converted into equity.  Therefore, the Selling Stockholders did not pay any additional consideration to the Company for these shares.

The dollar value of the 1,683,364 shares issuable upon conversion of the Preferred Stock of $1,430,859 is equal to the principal amount paid for the preferred stock.

The dollar value of the 1,683,364 shares issuable upon exercise of the warrants is equal to the exercise price of the warrants.

There will be no additional consideration paid upon conversion of the Preferred Stock.  There will be no discount paid, but a 10% commission paid upon exercise of the warrants.

The Company has been advised that no Selling Stockholder is in the business of buying and selling securities.

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agent”, and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any shares to be issued upon the conversion of the preferred stock in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of preferred stock.

These two comments have been complied with under the heading “Selling Stockholders – Additional Disclosures – Payments Made in Connection with the Financing” on page 49.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the preferred stock, presented in a table with the following information disclosed separately:

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

•	the market price per share of the securities underlying the preferred stock on the date of the sale of the preferred stock;

•	the conversion price per share of the underlying securities on the date of the sale of the preferred stock, as established in the purchase and sale agreement; and

•	the total possible shares underlying the preferred stock (assuming no cash dividend payments, complete conversion of the shares of preferred stock);

•
the combined market price of the total number of shares underlying the preferred stock, calculated by using the market price per share on the date of the sale of the preferred stock and the total possible shares underlying the preferred stock;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the preferred stock calculated by using the conversion price on the date of the sale of the preferred stock and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the preferred stock, calculated by subtracting the total conversion price on the date of the sale of the preferred stock from the combined market price of the total number of shares underlying the preferred stock on that date.

If there are provisions in the certificate of designation of preferences, rights and limitations of the Series A preferred stock that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The Company’s Common Stock is not publicly traded.  There was no market price for the common stock on the date of sale of the Preferred Stock, nor is there one today.  Accordingly, the total possible profit the Selling Stockholders could realize is not ascertainable which is set forth on page 49 together with the anti-dilution provisions of the Preferred Stock under the heading “Total Possible Profit to the Selling Stockholders from Other Securities held by the Selling Stockholders.”

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

•	the gross proceeds paid or payable to the issuer in the private placement transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 6;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred stock issued in the private placement held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 7.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to comment 6 and the total possible discount to the market price of the shares underlying the preferred stock as disclosed in response to comment 7 divided by the net proceeds to the issuer from the sale of the preferred stock.

This comment has been complied with on page 50 under the subheading “Comparison of Company Proceeds from the Preferred Stock Offering to Potential Investor Profit.”  The first three bullet points were disclosed, however, as set forth in response No. 7 there is no market price of the underlying Common Stock and the proposed public offering price is the same as the Preferred Stock Offering Price per share, so there would not be a possible profit nor a discount to market as set forth in the last paragraph of Comment No. 8 which is not applicable.

9.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

We have disclosed on page 50 under the heading “Prior and Subsequent Transactions Between the Company and the Selling Stockholders” that there were no prior or subsequent transactions between the Company and any Selling Stockholders.

10.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the private placement transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

This comment has been complied with under the subheading “Relationship Between Shares Issued and Outstanding and Shares Held by Selling Stockholders” on page 50.

11.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments and dividends on the overlying securities; and

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

•
whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the private placement transaction and the filing of the registration statement (e.g., before or after the announcement of the private placement transaction, before the fling or after the filing of the registration statement, etc.).

This comment has been complied with under the subheading “Payment of Dividends” on page 49, and “Existing Short Positions by Selling Stockholders” on page 50.

12.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the preferred stock; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the preferred stock.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

This comment has been complied with on page 50 under the subheading “Relationships and Arrangements with Selling Stockholders, Affiliates and Parties with Whom any Selling Stockholders Have Contractual Relationships.”  There are no such relationships and arrangements.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

13.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

This comment has been complied with on page 50 under the subheading “Method for Determining the Number of Shares Being Registered Hereunder.”

Summary Information, page 3

Our Company, page 3

14.
Throughout the filing you refer to Meyers Associates as “The Placement Agent.” As there is no placement agent in this distribution, please-remove this reference. In place of these references, you should disclose Myers Associates holdings and it’s role in your private placement.

This comment has been complied with.  The reference on page 3 and elsewhere to the defined term the “Placement Agent” has been deleted.

15.
The summary should provide a balanced presentation of the information presented in the body of the filing. As currently written, your summary focuses only on your positive attributes. Please balance the discussion of your development plans with a discussion of your challenges and risks. Please include in this revised disclosure a discussion of your losses, auditor’s going concern qualification, that you will not receive any proceeds in this offering and that you will need additional capital to fund your operations.

This comment has been complied with.  Each of the above-described risks has been set forth.

The Offering, page 4

16.
Please expand your disclosure regarding your issued and outstanding shares to also disclose the number of convertible preferred shares and warrants are outstanding and the convertible terms of these securities.

This comment has been complied with on page 4 under “The Offering.”

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

17.
You disclose that the company sold $847,500 principal amount of 10% promissory notes and issued an aggregate of 1,365,000 shares of common stock.  On page II-2, you disclose that you raised, gross proceeds of $847,500 in this financing.  Please revise your disclosure here and on page 23 to clarify that the total gross proceeds of the offering was $847,500.

This comment has been complied with under “Summary Information-Shares Offered Hereby” on page 4; Liquidity and Capital Resources on page 24 and on page II-2 of Part II under Item 15.  “Recent Sale of Unregistered Securities.”

18.
On page 4 you state “Once a fundamental change in the Company occurs we will be required to file a post-effective amendment to the Registration Statement before any warrants can be exercised.” Please note, this registration statement relates to the resale of common shares issued on the exercise of the outstanding warrants. It does not relate to the issuance of shares on the exercise of the outstanding warrants. Please revise accordingly. Additionally, please revise the risk factors “Possible redemption of warrants” and “If we do keep a registration statement current, your ability to sell the warrant shares will be limited.” These risk factor discussions appear to relate to the risks relating to holding warrants as opposed to purchasing the shares issued upon the exercise of the warrants.

This comment has been complied with.  On page 3 the two sentences beginning “In order for the company to receive proceeds” and “once a fundamental change in the Company occurs” have been deleted.  The two above referenced risk factors set forth in this comment have also been deleted.

Risk Factors, page 6

General

19.
We note that you state that “these risk factors are summary in nature and are not intended to be exhaustive or set forth all the possible risks and uncertainties that may be associated with purchasing or owning this investment.” All known risks should be discussed in this section. It is not appropriate to warn readers about additional risks that are not described.  Please revise to delete this disclaimer and discuss any additional risks, as necessary.

This comment has been complied with.  The sentence set forth above in the comment has been deleted on page 6.

20.
Please note that the foremost risks you highlight should be the most significant risks to the company. We note that on page 18, towards the end of the risk factors, you have disclosed the fact that your auditor has expressed doubt regarding your ability to continue as a going concern. This appears to be a significant risk to the company. Please consider whether this risk should be discussed at the beginning of this section. In addition, please expand this risk factor to disclose the consequences in terms of your ability to raise capital or borrow money.

This comment has been complied with.  The going concern risk factor is now the second risk factor on page 6 and has been expanded as per the comment.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

21.
Based on your disclosure on page 48, it appears that investors in the offering could suffer substantial dilution if the conversion price of your Series A preferred stock resets upon the company’s issuance of securities at lower than the $0.85 per share initial conversion price. You should provide risk factor disclosure explaining the substantial risks this poses to investors.

This comment has been complied with. The risk factor entitled “Investors may experience substantial dilution of their ownership in the future” on page 21 has been expanded in response to this comment.

22.
We note that you disclose on page 48 that your holders of your Series A Convertible Stock have protective provisions that provide that you can not authorize, issue or increase an issued amount of any class or series of stock ranking on parity with or superior to the Series A preferred without the affirmative vote of at least two-thirds of the outstanding shares of Series A preferred.  Please revise to provide a risk factor explaining the risk to the company in obtaining additional funding.

This comment has been complied with.  A new risk factor entitled “Series A Preferred Stock may make it difficult to obtain additional funding” has been added on p. 20.

“We are a development stage company...” page 7

23.
We note the bullet list of risks you articulate in this risk factor. Please consider whether any of these risks or the risks listed in the risk factor on pages 9-10 are significant enough to warrant separate risk factors.

This comment has been complied with.  This risk factor on page 7 was intended to merely aggregate certain risks together.  Rather than duplicating, we removed the bullets which are duplicative of those same separate risk factors.  Any that are sufficient enough to warrant a separate risk factor have one.  Those that remain are relevant to the Company being in the development stage.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

“Concentration of ownership by a founder and its affiliates...” page 7

24.
We note that you state that the Placement Agent and its employees, affiliates and principals could be deemed to beneficially own approximately 55% of the outstanding shares of the company’s common stock. Please revise to separately disclose the name of the placement agent and each affiliate that owns shares of the company’s common stock and the respective percent held by each such person. In addition, to the extent there are differences between this information and the information in the beneficial ownership table on page 43, please describe the differences.

This comment has been complied with on page 7.  There are no differences in beneficial ownership with the table on p. 45.

“The Company’s success is highly dependent on attracting and retaining …” page 9

25.
We note that you refer to the possible loss of service of “one or more of [your] key full-time or part-time employees or consultants.” It appears that you only have one full-time employee, your chief executive officer.  Please revise to remove the inconsistency. Similarly, please clarify that you only have one current employee in the last risk factor on page 15.

This comment has been complied with.  The risk factor on p.9 which begins “The Company’s success” has been revised to delete references to Dr. Helson which are included in the risk factor moved to page 9 beginning “If we lose the services of our Chief Executive Officer.”

“Unfavorable changes in accounting rules or interpretations.” page 9

26.
As written, it appears that this risk factor would apply to every company in every industry. Please revise this discussion to tailor it to your circumstance or remove it from the registration statement.

This comment has been complied with.  This risk factor was removed.

“If we lose the services of our Chief Executive Officer...” page 9

27.
This risk factor appears to be describing the same risk as “The. Company’s’ success is highly dependent on attracting and retaining...” on page 9. Please revise this risk factor to distinguish it from the previous risk factor or consider combining them into one discussion.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

The comment has been complied with.  This risk factor solely concerns the Company’s CEO while the prior risk factor beginning “The Company’s success is highly dependent on attracting” was revised to deal solely with future employees.

“SignPath depends on intellectual property licensed from third parties...” page 10

28.	Please revise this risk factor to disclose the term and termination provisions of your license agreements with The Johns Hopkins University and MD Anderson Cancer Center.

This comment has been complied with.

29.
To the extent the company is aware of any litigation, threatened litigation or challenge to the company’s intellectual property, please revise to describe here and in the first complete risk factors on pages 14 and 15.

The Company is not aware of any litigation, threatened litigation or challenge to the Company’s intellectual property.  This affirmative statement has been made on page 10 under the risk factor which begins “SignPath depends on intellectual property …” and on page 16 under the risk factor “The Company may be subject to damages.”

“We may be required to suspend or discontinue clinical trials...” page 11

30.	To the extent known, please revise this risk factor to discuss any adverse effects of your product candidates.

This comment has been complied with as the Company is not aware of any adverse effects.

“Our potential products face significant regulatory hurdles...” page 13

31.
We note that you refer to your collaborative partners and their rights to control product development and clinical programs for products developed under the collaborations. You have disclosed that you entered into license agreements with The Johns Hopkins University and MD Anderson Cancer Center. Please revise to disclose the agreement and the collaborative partners’ rights that you refer to in this risk factor. Similarly, it appears that you refer to collaborators throughout the filing, in each location, please identify the collaborator, clarify that the reference is to a collaboration which the company intends to enter in the future or delete the reference to a collaborator.

This comment has been complied with.  The agreements with JHU and UTMDACC and the collaborators’ rights under these agreements have been disclosed on page 13.  We have identified the Company’s existing collaborators throughout the prospectus, including, but not limited to, the risk factor on page 16 beginning “We expect to rely heavily on”.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

“We will not have our own manufacturing facilities and will depend on third parties.” page 13

32.
Based on your disclosure on pages 35 and 37, it appears that the company has entered into manufacturing and supply agreements for liposomal curcumin and nanocurcumin for its pre-clinical requirements. Please disclose the name of the respective manufacturers and/or suppliers in this risk factor. Similarly, in the risk factor on page 16, please identify the raw material that is the subject of the risk factor, whether the company has any agreements in place for that raw material, and, if known, the name of the manufacturer and/or supplier. If you have entered into supply agreements, please file them as exhibits and describe them in an appropriate location in your document. Alternatively, provide us with an analysis supporting your determination that you are not substantially dependent on the supply agreements.

This comment has been complied with.  The risk factor on page 13 entitled, “We will not have our own manufacturing facilities and will depend on third parties” has been revised to reflect the two current manufacturing contracts.  The second risk factor on p. 17 which begins “We will rely on third parties” has been revised to identify pure synthetic curcumin as the raw material.

“Absence of a public market for the securities offered...” page 19

33.
You state here that you may not fulfill your reporting obligations under the Exchange Act. Please state why you believe this might not happen. Would it be because of a lack of resources to prepare and file the reports? Please note that the disclosure of this risk factor does not absolve you from liability if you fail to file these reports.

This comment has been complied with on page 19.  The Company states that it may not have sufficient financial and human resources in the future.

“If our common stock is traded on the OTC Bulletin Board...” page 19

34.	Your risk factor heading and discussion seem to imply that you will have less market visibility and lower trading volume than if your shares were not traded on the OTCBB. Please revise to clarify.

This comment has been complied with on page 19.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

“Investors may experience substantial dilution...” page 21

35.
Please expand this risk factor or create a new risk factor to quantify and explain the dilution and other risks to investors that would ensue if the various warrants, shares of preferred stock and convertible securities you mention later in the prospectus are exercised or converted, as applicable. Also, explain the potential negative effect on your stock price the existence of these securities could have.

This comment has been complied with on page 21 under the Risk Factor entitled “Investors may experience substantial dilution…”

“Mandatory conversion of preferred stock...” page 20

36.	It does not appear that you have identified a risk in this risk factor. Please revise to specifically identify why these facts make this offering speculative or risky for the potential investors.

This comment has been complied with.  The risk factor was deleted as it was a risk to purchasers of preferred stock which is not being offered pursuant to this prospectus.  The number of Shares issuable upon conversion of the preferred stock is now disclosed in the following risk factor beginning “Investors my experience dilution …”

“The Company’s officers. directors and Principal Stockholders...” page 21

37.	Please revise to identify your founder, executive officers and directors and state the amount of shares beneficially owned by each respective person.

This comment has been complied with.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations for the Year Ended December 31. 2008 as compared with the Year Ended December 31, 2007, page 24

38.	Please disclose the nature and development phase of the research and development payments to Brookwood Pharmaceuticals and Johns Hopkins University.

This comment has been complied with on pages 25 and 26 under Results of Operations for the Three Month Period Ended March 31, 2009 and the Year Ended December 31, 2008, respectively.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

Liquidity and Capital Resources, page 24

39.
Liquidity generally should be discussed on both a long-term and short-term basis. See Instruction 5 to Item 303(a) of Regulation S-K. We note that as of December 31, 2008, the company has $181,128 cash on hand. Please revise this section to “include a detailed discussion of how long you believe this cash will support your business. In addition, it appears that the company will need additional funding shortly. Please revise to disclose whether the company has any plans for this additional funding and, if so, disclose the plans.

This comment has been complied with on page 24 in the fourth page under this heading.

Critical Accounting Policies, page 26

40.
It appears that you have merely selected certain accounting policies and repeated those policies here. The intent of identifying critical policies is to identify those that require material assumptions and estimates which if different assumptions and estimates were made would materially affect the financial statements. Revise this disclosure accordingly. For example, we note you identify cash and cash equivalents as a critical policy. Explain how this policy requires significant estimates. If you believe this is a critical policy expand the disclosure for this policy and all other identified policies to quantify the effect on the financial statements of changes in estimates in each year presented or explicitly state that changes in estimates were not material. If material changes in estimate have been recognized, fully explain the new information that became available and why that information could not be anticipated at the date the original estimate was made.

The Company has amended its S-1 to include only those accounting policies that require material assumptions and estimates.  Only those policies where assumptions would have a material effect on the financial statements were included in the disclosure.

Use of Estimates, page 25

41.
This disclosure states that the company “regularly evaluates estimates and assumptions related to valuation allowances on accounts receivable...” It does not appear you have any accounts receivable. Please revise or advise here and in Note 2 b) - Summary of Significant accounting Policies: Use of Estimates.

The Company has revised the disclosure on page 27 as well as Note 2(b), so as to eliminate the reference to accounts receivable to read as follows:

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

“The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to valuation and amortization policies on property and equipment and valuation allowances on deferred income tax losses. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.”

Plan of Operations, page 28

42.
We note that you state that your current focus is on the manufacture and preclinical development of your lead curcumin formulations and that you intend to manufacture good manufacturing practice grade SP01 and SP02.  It appears from your disclosures on pages 13, 16 and 28 that you intend to obtain third party manufacturers for these products. Please revise to clarify and/or remove the inconsistency.

This comment has been complied with.  The risk factors on page 13 and 17 and the disclosures under Plan of Operations on page 28 have been revised as set forth in response number 32 above.

Business, page 29

43.
Please revise your business section to disclose an estimate of the amount spent during each of the last two fiscal years on research and development activities, and the extent to which the cost of such activities is borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

This comment has been complied with on page 29.  The next to last paragraph under “Company Overview” has been added.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

Target Markets, page 30

44.	In the last paragraph on page 30, you disclose various statistics. Please either clarify that these all came from the source cited in footnote 4 or identify the source of this information.

This comment has been complied with on page 30.  Footnote 4 was correct and a new footnote 8 was added for multiple myeloma.

Clinical Trials, page 35

45.
We note that you state that your CEO inspected the facilities at the Algemeine Krankenhaus, in Vienna Austria, and outlined his agreement to participate in Phase I and II studies following initial toxicity data. Please clarify whether the company entered into a written or oral agreement. If an agreement was entered, please revise to describe the material terms of the agreement and file the agreement as an exhibit or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement.

This comment has been complied with.  The third bullet point states that no agreements were entered into.

Potential Commercialization of Liposomal Curcumin and Nanocurcumin, page 37

46.
You disclose that “both companies have agreed to proceed with this second phase of development, and the choice of which does this work will be based upon their capacity and experience.” Please name the companies that have agreed to proceed. In addition, it appears that you only plan to proceed with one of the two companies. If true, please clarify that you intend to proceed with only one company which will manufacture both liposomal curcumin and nanocurcurmin.

This comment has been complied with in the last paragraph under this subheading.  All references to SP01 and SP02 have been changed to liposomal curcumin and nanocurcumin, respectively.

Intellectual Property

Agreement with University of Texas MD Anderson Cancer Center, page 38

47.	Please disclose the various milestone events and quantify the related milestone payments under this contract agreement.

This comment has been complied with on page 37 in the fourth paragraph under this subheading.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

48.	Disclose how much of the $250,000 minimum funding has been paid as of December 31, 2008. Please also disclose when you expect to fund the milestone payments and the expected sources of funds.

This comment has been complied with on page 37 in the fourth paragraph under this subheading.

Agreement with The Johns Hopkins University page 38

49.	Please disclose the various milestone events and quantify the related milestone payments under this contract agreement.

This comment has been complied with in the last paragraph under this subheading.

50.
Disclose how much of the $100,000 of funding has been paid as of December 31, 2008. Please disclose when you expect to fund the milestone payments and the expected sources of funds. Please also disclose the minimum annual rate of royalties due under the agreement.

This comment has been complied with in the second paragraph under this heading as of March 31, 2009.  The minimum annual rate of royalties was expanded in the third paragraph of this section to set forth the amount due in all five years.

51.
We note that you state that you have entered into a sponsored research agreement with Dr. Anirban Maitra.  It appears that is separate from the JHU License Agreement. If so, please expand your disclosure to disclose all the material terms of this agreement, including any payment provisions, each parties’ material obligations, the term and any termination provisions and please file a copy of this agreement. Alternatively, please provide us with an analysis that supports your apparent conclusion, that you are not substantially dependent on this agreement pursuant to Item 601(b)(l0) of Regulation S-K.

This comment has been complied with on page 39.  The separate agreement with Dr. Maitra has been filed as Exhibit 10.7.

Management, page 40

52.
Please identify each director that is independent under the applicable listing standards listed in Item 407(a)(l) of Regulation S-K. In addition, if such independence standards contain independence requirements for the committees of the board, identify each member that is not independent under such committee independence standards. See Item 407(a) of Regulation S-K.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

The Registrant is not a public company issuer whose securities are listed on a national securities exchange or on an inter-dealer quotation system which requires a majority of the board of directors to be independent.

Scientific Advisory Board, page 41

53.
Please revise to describe the material terms of your consulting agreements, including any payment provisions, the range of royalties (i.e. “low single-digit royalty” or “high single-digit royalty), material obligations that must be met to keep the agreement in place, the term and any termination provisions. Also, clarify how much time your Scientific Advisory Board members will devote to the company, as opposed to other professional endeavors. Please file copies of your consulting agreements with your Scientific Advisory Board members. Alternatively, please provide us with an analysis which supports your apparent conclusion that such agreements are not required too be filed pursuant to item 601(b)(10) of Regulation S-K.

The consulting agreement with Dr. Helson, as a member of the Scientific Advisory Board, has been filed as Exhibit 10.8, since the form is substantially the same for each person on the Board.

Executive and Consultant Compensation, page 43

54.	Please expand your disclosure to provide the tables and other disclosure required by paragraphs (m) through (r) of Item 402 of Regulation S-K.

A Summary Compensation Table was included on page 43 in accordance with paragraph (n) of Item 402 of Regulation S-K.  All other tables have been omitted as there was no compensation awarded to, earned by, or paid to any of the named executive officers or directors required to be reported in any fiscal year covered by that table.

55.
We note that during the calendar year 2008, Dr. Helson was paid $49,632 of his salary, but that he was entitled to a base salary of $200,000. Please expand your disclosure to state when you expect to pay the remaining $150,368.  Please also clarify the current amount of Dr. Helson’s “all accrued compensation.”

This comment has been complied with in footnote 1 on page 43.  Dr. Helson has no agreement or understanding to be paid the remainder of his salary for 2008.  There is no accrued compensation to Dr. Helson as of this date.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

Certain Relationships and Related Transactions page 44

56.
Pursuant to Item 404(d)(1) of Regulation S-K you are required to disclose any related party transaction in which the amount involved exceeds the lesser of $120,000 or one percent of your average total assets at year end for the last two completed fiscal years, including transactions in which the company sold or issued stock to related parties. Pursuant to Item 404(d)(2) and 404(c) of Regulation S-K you are required to disclose information regarding any promoter used in the last five years. Please revise your disclosure here to include all the information required by Item 404 of Regulation S-K for each transaction involving a related party and/or a promoter.

This comment has been complied with.  The related party transactions in which the Company sold or issued stock to related parties have been included.

Principal Stockholders, page 45

57.	Please revise this table to disclose the natural person(s) that has voting control over the shares owned by Meyers Associates, LP.

This comment has been complied within note (3) to the table on page 46.

Description of Securities, page 51

General

58.	Please disclose how many shares may be sold under Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

This comment has been complied with under the heading “Shares Eligible for Future Sale” on page 54.

Series A Convertible Preferred Stock, page 51

59.	Please expand your description of the Series A Convertible Preferred Stock to explain that the Series A Convertible Preferred Stock will not convert upon completion of the offering.

This comment has been complied with under the subheading “Conversion” on page 52.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

Financial Statements

Statements of Cash Flows, page F-11

60.
Please tell us your basis for adding back accrued interest payable of $37,909 to net cash used in operating activities when it appears that you should be deducting $4,467 to net cash used in operating activities in 2008.

The Company notes the mistake on the Statement of Cash Flows.  The Statement of Cash Flows for the period ended December 31, 2008 has been amended and the error has been corrected.

Note 2 – Going Concern, page F-5

Note 1 – Nature of Operations, page F-12

61.	Please disclose your plans to obtain financial support to continue as a going concern.

This comment has been complied with in both places.

Note 4- Equity Transactions, page F-15

62.
Please disclose the-nature of the $309,472 stock offering costs and why they are properly classified as a reduction to paid-in capital. Also, please disclose in the liquidity section of the MD&A the stock offering costs you expect to incur in this offering.

The $309,472 of stock offering costs are comprised entirely of costs related directly to the issuance of the public offering.  Accounting Research Study No. 15: Stock Holder’s Equity states “the Study states that such costs are usually deducted from contributed portions of equity, that is, capital stock or capital in excess of stated or par value, as a reduction in the proceeds from the sale of securities” and guidance provided by the AICPA Technical Practice Aids states “Direct costs of obtaining capital by issuing stock should be deducted from the related proceeds, and the net amount recorded as contributed stockholders' equity.”  Pursuant to the referenced guidance, the Company deducted the offering costs from the related proceeds in the net amount in its Statement of Stockholder’s Equity.  This has also been described on page 24 in the third paragraph under the subheading “Liquidity and Capital Resources.”

63.
Please disclose the terms and conditions of your convertible preferred stock. Please tell us your basis for classifying the convertible preferred stock as permanent equity rather than as a liability. Please refer to FAS 129 and EITF D98.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

The Company directs the Commission to its disclosure on page 51 of the Prospectus under the heading “Description of Securities – Series A Convertible Preferred Stock” for the requested terms and conditions of the convertible preferred stock.

The Company has amended its disclosure pertaining to its convertible preferred stock to include the following paragraph supporting its decision to classify the convertible preferred stock as permanent equity rather than as a liability, as follows:

“The Company has classified its preferred stock as permanent equity in accordance with FAS 129 and EITF D-98.  The conversion feature of the preferred stock does not allow for redemption of shares to its holders.  The holder may, at the holder’s election, convert preferred shares into common stock only.  Because the preferred stock can only be converted into another permanent equity class and not into another class of asset or cash, the Company has classified the preferred shares as equity.”

The Company has not recorded a liability for dividends to be paid on the preferred stock due to the fact that the first Dividend Payment Date is not until February 2009 as disclosed in the Description of Securities: Series A Convertible Preferred Stock.  If the Company elects to defer payment it will recognize an appropriate liability for the dividends payable.

64.
Please tell us what consideration was given to recording a beneficial conversion feature for the shares of Series A convertible preferred stock issued in your 2008 Private Placement. Refer to E1TFs 00-27 and 98-5.

The Company has been in existence since May of 2006 and since that time has not sold any common stock beyond the initial stock issued to the Company founders.  EITF 00-27 and 98-5 require valuation for any beneficial conversion using an intrinsic value model set forth in EIFTs 98-5 and 00-27.  EITF 98-5 defines a beneficial conversion feature as “convertible debt securities and convertible preferred stock with a non-detachable conversion feature that is in-the-money at the commitment date.”  The convertible preferred stock that was issued has a strike price or conversion price of $0.85 per share and the warrants have a strike price or conversion price of $1.27 per share.  The Company does not have a reliable stock price history upon which to reliably estimate the market value of its common stock, or reliably determine the stock’s volatility.  However, the Company has issued common stock in exchange for services which have given an effective price of $0.67.  Using this as the most representative value of the Company’s common stock, neither the convertible preferred stock nor the warrants are deemed to have any intrinsic value and therefore no beneficial conversion feature was recorded.

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

65.	Please disclose how you accounted for the warrants issued with the 1,502 units sold. Tell us the accounting literature you are using to support your accounting treatment.

The Company recognizes that it did not make an accounting for the warrants issued with the 1,502 units.  To address this item we have used the Black-Scholes Option Pricing model to estimate the values of the warrants at the grant date.

This item has been addressed by the Company and a value of $579,256 has been assigned to the warrants granted in conjunction with the 1,502 units.  Accordingly, the Company has recognized a warrants expense of $579,256 and corresponding credit to Additional Paid-in Capital.

66.	Please disclose the assumptions used to determine the value of the warrants issued with the 1,502 units sold.

The assumptions used to estimate the value of the warrants issued are detailed in the Black-Scholes model below.

Stock Price @ Valuation Date	$0.670
Discount	0.0%	Note: Discount for lack of marketability (if applicable)
Stock Price After Discount	$0.6700

Exercise (Strike) Price	$0.8500
Dividend Yield	0.00%	Note: Estimated constant dividend yield over the term of the option
Years to Maturity	5.00
Risk free Rate (Rf)	3.94%	Note: Rf represents the U.S. Treasury bill/bond rate with maturity equal to the term of the option

Volatility	100.%	Note: Sufficient historical data to calculate a volatility was not available due to the fact that the Company's stock is not
Variance	1.00000	publically traded. A volatility of 100% was estimated based on the expectations of the Company and its future stock performance.

D1	1.09972
D2	(1.13635)
N(D1)	0.86427
N(D2)	0.12790

Value of Option	$0.49

Number of Options	1,182,677

Combined Value of Options	579,256

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

Exhibits, page II-6

67.
We note that your legal opinion states that you are seeking to register 4,855,370 shares of common stock. This does not appear to be consistent with your registration fee table included in the Form S-1. Please revise your legal opinion to include all shares registered in this registration statement.

This comment has been complied with and our legal opinion has been refiled.  The opinion previously covered the correct number of shares, however, the total of 4,855,370 was a typographical error.

68.
It appears that you have’ included amendments to your certificate of incorporation at the end of Exhibit 3.3, which you have identified in your Exhibit Index as your Bylaws. Please revise to separately file and separately list in your Exhibit Index these amendments to your certificate of incorporation.

This comment has been complied with.  Exhibits 3.4 and 3.5 have been added.

69.
Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. We note that some of the agreements, including Exhibits 10.5 and 10.6, did not include all exhibits and/or annexes. Please refile complete copies of Exhibits 10.5, 10.6 and any other exhibits that were not initially filed in full.

This comment has been complied with.  Exhibits 10.5 and 10.6 have been refiled in their entirety.  We believe that all other exhibits have been filed in their entirety.

Should you desire any further information please do not hesitate to contact the undersigned at 212-841-0707.

*           *           *

Mr. Jeffrey Riedler
Securities and Exchange Commission
June 22, 2009

Very truly yours, PHILLIPS NIZER LLP Elliot H. Lutzker